Xethanol Corporation
1185 Avenue of the Americas
20th Floor
New York, New York 10036

May 18, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Andrew Schoeffler, Staff Attorney

Re:	Xethanol Corporation
Amendment No. 4 to Registration Statement on Form SB-2
Filed May 14, 2007 (the “Amendment”)
File No. 333-135121

Dear Mr. Schoeffler:

I am writing this letter on behalf of Xethanol in response to the Staff’s comment letter dated April 23, 2007 regarding the previous amendment to the registration statement of Xethanol referenced above. We respond in this letter to the issues raised in the comment letter. The numbered paragraphs below correspond to the numbered paragraphs of the comment letter, which we have extracted from the comment letter and repeated here in italics for ease of reference.

General

1.
We note from section 2.2 of Exhibit 10.2 to your Form 8-K filed on June 16, 2006 that H2Diesel, Inc. has granted you a sublicense pursuant to which you have the non-exclusive right to use a certain chemical fuel additive and related technology and to sell products based thereon in certain countries, including Cuba. Cuba is identified by the State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Your Form SB-2, as amended, does not include any information regarding business contacts with Cuba. Please describe for us any past, current, and any anticipated operations in, and other contacts with, Cuba, whether through affiliates, or other direct or indirect arrangements. In your description, identify the specific products, technologies, and services you distributed or otherwise provided into Cuba. Your response should describe any agreements, commercial arrangements or other contacts with the government of Cuba or entities controlled by that government.

Response:

1.
We have no past, current, or any anticipated operations in, nor any other contacts with, Cuba, whether through affiliates, or other direct or indirect arrangements in that regard. We have no agreements, commercial arrangements or other contacts with the government of Cuba or entities controlled by that government.

Cover Page of Registration Statement

2.
We note that you have removed the Rule 415 legend. Please re-insert the Rule 415 legend, as you are registering an offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

Response:

2.	We have revised the Amendment as requested.

Summary. page 2

Our Business, page 2

3.
We note the disclosure in the bullets points on page 2 regarding your strategic initiatives. Please briefly disclose the timeframe within which you expect the strategic initiatives to be implemented. For example, when do you expect the facility at your BioFuels site to be completed?

Response:

3.
Because we must raise additional capital to complete each strategic initiative, we cannot provide an anticipated timeframe for doing so, and we have added disclosure to that effect on page 2. We have also noted that the order in which we pursue and complete these initiatives depends on varying factors that include the availability and timing of financing and the results of our research and commercialization efforts. Please see our response to comment 7 below.

Risk Factors, page 5

We will need to raise additional funds to achieve our business objectives, page 6

4.
We note that you have removed the disclosure in this risk factor that quantifies the amount of additional funds you will need to raise in the foreseeable future. Please revise to provide this information.

Response:

4.	We are able to provide a total estimated cost for only our Blairstown project. We are not far enough along in our planning process to provide estimates of the cost of the other programs we are pursuing. Our estimates will also be affected by the availability and timing of financing and the results of our research and commercialization efforts. We have carefully considered the Staff’s comment but believe that we are simply not in a position to provide an estimate of these costs. We have clearly disclosed that we lack the funds required to pursue all of our growth programs and believe that we have appropriately disclosed this material risk.

Our financial results are directly affected by corn supply and feedstock prices…. page 8

5.
Please quantify the impact of rising corn prices on your results of operations. In addition, please discuss in greater detail the cause for the material increase in the price of corn in late 2006 and early 2007, as well as the prospects for the price of corn in the foreseeable future.

Response:

5.	We have updated the Amendment generally as requested. Please refer to the referenced risk factor on pages 8-9 of the Amendment. We are unable, however, to speculate about the prospects for the price of corn in the foreseeable future. As we note in the risk factor, numerous factors affect the price of corn.

Xethanol Corporation and some of our current and former officers…. page 14

6.
Please update the disclosure in this risk factor as of the most recent practicable date. In this regard, we note the disclosure in the second to last sentence of the second paragraph. Please also update the section entitled “Legal Proceedings” beginning on page 88.

Response:

6.	We have updated the Amendment as requested. Please refer to the referenced risk factor on page 14 of the Amendment and to the Legal Proceedings section beginning on page 94 of the Amendment.

Management’s Discussion and Analysis… page 21

Overview, page 21

7.
For each growth program that you identify in the third paragraph and under Business and Growth Strategy on page 40, please disclose the total estimated cost and the anticipated timeframe to complete, to the extent that such information is not currently provided or state that such estimates cannot be provided. In addition, due to the fact that the total estimated costs exceed your current resources, please indicate your intended priorities.

Response:

7.	We are able to provide a total estimated cost for only our Blairstown project. Because we must raise additional capital to complete each program, we cannot provide an anticipated timeframe for doing so, and we have added disclosure to that effect in each of the sections referenced in the comment. We have also noted that the order in which we pursue and complete the projects also depends on varying factors that include the availability and timing of financing and the results of our research and commercialization efforts.

Critical Accounting Policies, page 26

8.
In light of the write-offs of long lived assets, including PP&E, technology and goodwill, please include detailed disclosures under critical accounting policies that disclose and discuss the specific factors you considered in determining the amount of each impairment you recorded. In addition, for your remaining intangible assets, please disclose and discuss how you determined that they are not impaired, including the time period when you expect them to generate positive cash flows. You should also address the fact that future impairments may occur if your technologies are not viable.

Response:

8.	We have updated the Amendment as requested. Please refer to the Critical Accounting Policies section beginning on page 29 of the Amendment.

9.
It appears to us that you should expand the disclosures related to common stock issued for goods and services, under critical accounting policies, to more adequately address the use of your stock price to determine fair value. The expanded disclosures should: address the volatility of your stock price; discuss the magnitude and nature of your trading activity; and quantify the public float relative to total outstanding shares.

Response:

9.	We have updated the Amendment as requested. Please refer to the Critical Accounting Policies section beginning on page 29 of the Amendment.

Business page 35

Sales and Marketing, page 53

10.
We note your disclosures related to ethanol sales to Aventine. Please disclose when “monthly pooled prices” are determined. If they are determined subsequent to shipment, please help us understand why your revenue recognition policy is appropriate. In addition, please disclose how sales commissions to Aventine are recorded. If they are not recorded net, in sales, please help us understand why your presentation is appropriate.

Response:

10.	We have revised the referenced disclosure in response to the comment. Please see the revised language under the heading Sales and Marketing on page 57 of the Amendment.

Description of Securities, page 85

Registration Rights, page 86

11.	Please disclose your accounting policy for registration rights.

Response:

11.	We have added the referenced disclosure in response to the comment. Please see the last paragraph of Plan of Distribution on page 89 of the Amendment.

Financial Statements

Note 6 - Investment in H2Diesel, Inc., page F-15

12.
We note from your response to prior comment seven and your disclosures on page F-17 that you recorded a loss on the value of your investment in H2Diesel during the year ended December 31, 2006. Please enhance your disclosures under critical accounting policies to disclose and discuss how you determined the amount of the loss you recorded.

Response:

12.	We have updated the Amendment as requested. Please refer to the Critical Accounting Policies section beginning on page 29 of the Amendment.

13.
It remains unclear to us how you determined the fair value of the services to be performed under the management agreement with H2Diesel. Also, in light of the termination of this agreement, it remains unclear to us why all the shares you received from H2Diesel were not accounted for as an inducement to enter into the put right.

Response:

13.
The 1,300,000 shares issued to us as a management fee were based on an estimate of our cost to manage the operations, accounting systems and capital structure of H2Diesel in an arm’s-length transaction plus a recoverable profit. The parties agreed to value these services at approximately $800,000 for one year, and we determined the number of shares based on that valuation. We did in fact enter into a management services agreement and performed services for five months until our contract was terminated. During this period, H2Diesel had no operational, financial or administrative employees or office space.

Note 11 - Incentive Compensation Plan, page F-21

14.
Based on your disclosures under Executive Compensation, it appears to us that you modified the terms of certain stock option grants. Please clarify how you account for modifications. Refer to paragraph 51 of SFAS 123R.

Response:

14.	We have updated the Amendment as requested. Please refer to the Critical Accounting Policies section beginning on page 29 of the Amendment.

Note 19 - Legal Proceedings, page F-31

15.
Please revise your disclosures to clarify your expectations regarding the likely outcome of each proceeding. Your disclosures should indicate: if you believe a material loss is remote, reasonably possible or probable; the amount of any liabilities (and potential insurance recoveries) you have accrued; and the range of reasonably possible additional losses or a statement that such an estimate cannot be made.

Response:

15.
We have accrued $200,000 in 2005 and again in 2006 representing the director and officer liability insurance policy deductible as disclosed on page 94 of the Amendment. We note further that we have revised Note 19, Legal Proceedings, to our financial statements for the year ending December 31, 2006 included in the Amendment to address this comment. We are also filing an amendment to our annual report on Form 10-KSB for the year ended December 31, 2006 to revise this Note in the financial statements included in that report.

For any questions of a legal nature, please contact Charles D. Vaughn of the Atlanta office of Nelson Mullins Riley & Scarborough LLP. His direct dial number is (404) 817-6189, and we request that you send any future correspondence via facsimile to Mr. Vaughn at (404) 817-6085.

We trust that the foregoing responds appropriately to the Staff’s comment letter. If you have any questions, please contact the undersigned at (646) 723-4000 or Mr. Vaughn at (404) 817-6189.

Very truly yours,

/s/ Gary Flicker
Gary Flicker
Chief Financial Officer

cc:	David R. Ames
Charles D. Vaughn